Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, NY 10005

(212) 530-5000

December 4, 2017

Re:	Compañía de Minas Buenaventura S.A.A., File No. 001-14370
Form 20-F for the Fiscal Year Ended December 31, 2016, Filed May 1, 2017

Myra Moosariparambil

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Moosariparambil:

Thank you for your recent voicemail. As previously mentioned, Leandro Garcia, Vice President and Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. (the “Company”), has requested, on behalf of the Company, an extension of ten business days to respond to the comments raised in the Staff’s letter to the Company dated November 20, 2017 relating to its review of the above-referenced filing. The Company has requested the extension to enable it to translate the mining and engineering reports requested by the Staff into the English language. You indicated in the voicemail on Monday that the Staff would grant the Company the requested extension for responding to the Staff’s letter. The Company very much appreciates your flexibility in this regard and intends to file the response letter not later than December 21, 2017.

Sincerely yours,

/s/ Marcelo Mottesi

cc:	Leandro Garcia
Rodrigo Echecopar
Compañía de Minas Buenaventura S.A.A.